UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub: Submission pursuant to the 55th Annual General Meeting of the Company

We wish to inform that the 55th Annual General Meeting (‘AGM’) of the Company was held on Wednesday, September 30, 2020 through Video Conferencing (VC)/Other Audio Visual Means (OAVM) in accordance with the circulars/notifications issued by the Ministry of Corporate Affairs and the Securities and Exchange Board of India and the business(es) mentioned in the Notice dated September 07, 2020 convening the meeting, were transacted. The Company had also provided facility to view proceedings of the meeting to its shareholders.

In this regard, please find enclosed the following –

1.

Voting results as required under Regulation 44 of the Securities & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), as Annexure – I;

2.

Consolidated Report of Scrutinizer dated September 30, 2020, for remote e-voting (both before the date of AGM and during the conduct of AGM), pursuant to Section 108 of the Companies Act, 2013 read with Rule 20(4)(xi) and Rule 21(2) of the Companies (Management and Administration) Rules, 2014, as Annexure – II.

3.	Summary of proceedings as required under Regulation 30, Part-A of Schedule-III of the SEBI Listing Regulations, as Annexure – III.

The meeting commenced at 03:00 pm IST and concluded at 04:30 pm IST.

The voting results along with the Scrutinizer’s Report(s) are available at the registered and corporate office and website of the Company at www.vedantalimited.com and on the website of National Securities Depository Limited (NSDL) at www.evoting@nsdl.co.in.

Further, the copy of Annual Report of the Company for the financial year 2019-20 is available on the Company website at https://www.vedantalimited.com/Pages/AnnualReports.aspx.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2020

VEDANTA LIMITED

By:	/s /Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer

General information about company

Scrip code	500295

NSE Symbol	VEDL

MSEI Symbol	NOTLISTED

ISIN	INE205A01025

Name of the company	VEDANTA LIMITED

Type of meeting	AGM

Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot)	30-09-2020

Start time of the meeting	03:00 PM

End time of the meeting	04:30 PM

Scrutinizer Details

Name of the Scrutinizer	UPENDRA SHUKLA

Firms Name	UPENDRA SHUKLA

Qualification	CS

Membership Number	2727

Date of Board Meeting in which appointed	07-09-2020

Date of Issuance of Report to the company	01-10-2020

Voting results

Record date	23-09-2020

Total number of shareholders on record date	669673

No. of shareholders present in the meeting either in person or through proxy

a) Promoters and Promoter group	0

b) Public	0

No. of shareholders attended the meeting through video conferencing

a) Promoters and Promoter group	6

b) Public	222

No. of resolution passed in the meeting	9

Disclosure of notes on voting results	Add Notes

Resolution (1)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2020 and the reports of the Board of Directors and Auditors thereon

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	917628331	72.2292	915798410	1829921	99.8006	0.1994
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	917628331	72.2292	915798410	1829921	99.8006	0.1994

Public- Non Institutions	E-Voting	583137887	94228144	16.1588	93145172	1082972	98.8507	1.1493
	Poll		59479	0.0102	59479	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94287623	16.1690	93204651	1082972	98.8514	1.1486

	Total	3717196639	2875534742	77.3576	2872621849	2912893	99.8987	0.1013

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (2)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the Financial Year ended March 31, 2020 and the report of the Auditors thereon.

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	917429931	72.2136	915600010	1829921	99.8005	0.1995
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	917429931	72.2136	915600010	1829921	99.8005	0.1995

Public- Non Institutions	E-Voting	583137887	94223570	16.1580	93135728	1087842	98.8455	1.1545
	Poll		59479	0.0102	59479	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94283049	16.1682	93195207	1087842	98.8462	1.1538

	Total	3717196639	2875331768	77.3522	2872414005	2917763	99.8985	0.1015

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (3)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To confirm the payment of first interim dividend of Rs. 3.90 per equity share i.e. 390% on face value of Rs. 1/- each for the financial year ended March 31, 2020.

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	686042870	54.0004	686042870	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	686042870	54.0004	686042870	0	100.0000	0.0000

Public- Non Institutions	E-Voting	583137887	94490925	16.2039	94297915	193010	99.7957	0.2043
	Poll		59479	0.0102	59111	368	99.3813	0.6187
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94550404	16.2141	94357026	193378	99.7955	0.2045

	Total	3717196639	2644212062	71.1346	2644018684	193378	99.9927	0.0073

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (4)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To re-appoint Mr. GR Arun Kumar (DIN:01874769), who retires by rotation and being eligible, offers himself for re-appointment, as a Director.

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	922736595	72.6313	919383404	3353191	99.6366	0.3634
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	922736595	72.6313	919383404	3353191	99.6366	0.3634

Public- Non Institutions	E-Voting	583137887	94372227	16.1835	87930175	6442052	93.1738	6.8262
	Poll		58979	0.0101	58856	123	99.7915	0.2085
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94431206	16.1936	87989031	6442175	93.1779	6.8221

	Total	3717196639	2880786589	77.4989	2870991223	9795366	99.6600	0.3400

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (5)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To appoint Mr. Anil Kumar Agarwal (DIN:00010883) as a Non-Executive Director designated as the Chairman of the Company effective from April 01, 2020

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	922114070	72.5823	888473537	33640533	96.3518	3.6482
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	922114070	72.5823	888473537	33640533	96.3518	3.6482

Public- Non Institutions	E-Voting	583137887	94243601	16.1615	80681301	13562300	85.6093	14.3907
	Poll		59479	0.0102	59479	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94303080	16.1717	80740780	13562300	85.6184	14.3816

	Total	3717196639	2880035938	77.4787	2832833105	47202833	98.3610	1.6390

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Institutions
Public - Non Institutions

Resolution (6)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To re-appoint Ms. Priya Agarwal (DIN:05162177) as Non-Executive Director of the Company

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	922736595	72.6313	919369237	3367358	99.6351	0.3649
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	922736595	72.6313	919369237	3367358	99.6351	0.3649

Public- Non Institutions	E-Voting	583137887	94358859	16.1812	87787908	6570951	93.0362	6.9638
	Poll		58979	0.0101	58979	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94417838	16.1913	87846887	6570951	93.0406	6.9594

	Total	3717196639	2880773221	77.4985	2870834912	9938309	99.6550	0.3450

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Institutions
Public - Non Institutions

Resolution (7)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To re-appoint Mr. GR Arun Kumar (DIN:01874769) as Whole-Time Director, designated as Chief Financial Officer (CFO) of the Company for the period from November 22, 2019 to November 21, 2021

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	922667820	72.6258	921425226	1242594	99.8653	0.1347
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	922667820	72.6258	921425226	1242594	99.8653	0.1347

Public- Non Institutions	E-Voting	583137887	94365865	16.1824	88420064	5945801	93.6992	6.3008
	Poll		58979	0.0101	58355	624	98.9420	1.0580
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94424844	16.1925	88478419	5946425	93.7025	6.2975

	Total	3717196639	2880711452	77.4969	2873522433	7189019	99.7504	0.2496

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Institutions
Public - Non Institutions

Resolution (8)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To approve payment of remuneration to Mr. Srinivasan Venkatakrishnan (DIN:08364908), Whole-Time Director designated as Chief Executive Officer of the Company effective April 01, 2019

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	683340028	53.7877	348872064	334467964	51.0539	48.9461
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	683340028	53.7877	348872064	334467964	51.0539	48.9461

Public- Non Institutions	E-Voting	583137887	94279315	16.1676	22563886	71715429	23.9330	76.0670
	Poll		58979	0.0101	58956	23	99.9610	0.0390
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94338294	16.1777	22622842	71715452	23.9806	76.0194

	Total	3717196639	2641297110	71.0562	2235113694	406183416	84.6218	15.3782

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Institutions
Public - Non Institutions

Resolution (9)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To ratify the remuneration of Cost Auditors for the financial year ended March 31, 2021

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863618788	100.0000	1863618788	0	100.0000	0.0000

Public- Institutions	E-Voting	1270439964	922736595	72.6313	922736595	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1270439964	922736595	72.6313	922736595	0	100.0000	0.0000

Public- Non Institutions	E-Voting	583137887	94384363	16.1856	93671650	712713	99.2449	0.7551
	Poll		58979	0.0101	58856	123	99.7915	0.2085
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	583137887	94443342	16.1957	93730506	712836	99.2452	0.7548

	Total	3717196639	2880798725	77.4992	2880085889	712836	99.9753	0.0247

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Institutions
Public - Non Institutions

UPENDRA SHUKLA	504 , Navkar,
B. Com., F C. S	Nandapatkar Road,
Company Secretary	Vile Parle East, Mumbai - 400 057
Resi : 2611 8257
Mob.: 98211 25846
E-mail : ucshukla@rediffmail.com

Shri Navin Agrawal

Chairman

Vedanta Limited

1st Floor, C wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East)

Mumbai-400 093

Dear Sir,

Sub: Combined Report on Remote e-voting and e-voting conducted at the 55th Annual General Meeting of Vedanta Limited, held at 3.00 p.m. on Wednesday, the 30th September, 2020 through Video Conferencing (VC)/ Other Audio Visual Means (OAVM)

1)    I, Upendra C. Shukla, Practising Company Secretary, was appointed as the Scrutinizer by the Company to scrutinize the remote e-voting process and also e-voting by Members at the 55th Annual General Meeting (‘AGM’) of Vedanta Limited (hereinafter referred to as ‘the Company’), held through Video Conferencing (‘VC’) /Other Audio Visual Means (‘OAVM’) on Wednesday, the 30th September, 2020 at 3.00 p.m.

2)    Pursuant to the Circulars Nos. 14/2020, 17/2020 and 20/20220 dated 8th April, 2020, 13th April, 2020 and 5th May, 2020 respectively issued by the Ministry of Corporate Affairs (MCA Circulars) read with circular dated 12th May, 2020 issued by the Securities Exchange Board of India (SEBI), the notice dated 7th September, 2020 as confirmed by the Company, was sent to the Members in respect of below mentioned resolutions through electronic mode to those, whose e-mail addresses are registered with the Company/ Depositories.

3)    As per the provisions of Section 108 of the Companies Act, 2013 (‘the Act’) read with the Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, as also in accordance with the Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company had provided the facility of e-voting to the Members to cast their votes electronically on all the resolutions proposed in the Notice of the 55th AGM.

4)    The Company had appointed National Securities Depository Limited (‘NSDL’) as Service Provider, who provided the facilities for conducting the Remote e-voting, for participation by the Members in the AGM through VC/OAVM and e-voting during the said AGM.

5)    My responsibility as a Scrutinizer is to ensure that the voting process is conducted in a fair and transparent manner and submit a Scrutinizer’s Report on the votes cast ‘in favour’ or ‘against’ the resolutions, based on the reports generated from the electronic voting system provided by the NSDL. The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting and e-voting at the AGM.

Based on the reports generated from the e-voting system provided by the NSDL, I submit my report on e-voting as under:

a)	The Remote e-voting period commenced from Sunday, 27th September, 2020 at 9.00 a.m. (IST) and ended on Tuesday, 29th September, 2020 at 5.00 p.m. (IST).

...2/-

UPENDRA SHUKLA

: 2 :

b)	The Company had also provided e-voting facility to the Members, who had participated in the AGM through VC/ OAVM and who had not casted their votes on Remote e-voting.

c)

The Members of the Company as on the ‘cut-off’ date i.e. 23rd September, 2020 were entitled to vote on the resolutions as set-out in Item Nos. 1 to 9 of the Notice convening the 55th AGM of the Company.

d)

On completion of e-voting during the AGM, I unblocked the results of the Remote e-voting and e-voting by the Shareholders at the AGM, on the NSDL e-voting system/ platform and after downloading the results, counted the votes.

e)	All the 1780 Remote/e-voting responses are valid.

f)

I now, submit my combined report as under on the results of the Remote e-voting and e-voting at the AGM in respect of the each of the resolutions as set out in the Notice dated 7th September, 2020 convening the AGM:

Resolution No. 1: Ordinary Resolution: To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2020 and the reports of the Board of Directors and Auditors thereon

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,636	2,872,562,370	99.90	107	2,912,893	0.10	13	89,143,555
E-voting at AGM	24	59,479	100.00	-	-	0.00	0	-
Combined	1,660	2,872,621,849	99.90	107	2,912,893	0.10	13	89,143,555

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 2: Ordinary Resolution: To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the Financial Year ended March 31, 2020 and the report of the Auditors thereon.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,632	2,872,354,526	99.90	109	2,917,763	0.10	15	89,346,529
E-voting at AGM	24	59,479	100.00	0	-	0.00	0	-
Combined	1,656	2,872,414,005	99.90	109	2,917,763	0.10	15	89,346,529

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

...3/-

UPENDRA SHUKLA

: 3 :

Resolution No. 3: Ordinary Resolution: To confirm the payment of first interim dividend of Rs. 3.90 per equity share i.e. 390% on face value of Rs. 1/- each for the financial year ended March 31, 2020.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,670	2,643,959,573	99.99	56	193,010	0.01	30	320,466,235
E-voting at AGM	23	59,111	99.38	1	368	0.62	0	-
Combined	1,693	2,644,018,684	99.99	57	193,378	0.01	30	320,466,235

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 4: Ordinary Resolution: To re-appoint Mr. GR Arun Kumar (DIN:01874769), who retires by rotation and being eligible, offers himself for re-appointment, as a Director.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,531	2,870,932,367	99.66	207	9,795,243	0.34	18	83,891,208
E-voting at AGM	21	58,856	99.79	2	123	0.21	1	500
Combined	1,552	2,870,991,223	99.66	209	9,795,366	0.34	19	83,891,708

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 5: Ordinary Resolution: To appoint Mr. Anil Kumar Agarwal (DIN:00010883) as a Non-Executive Director designated as the Chairman of the Company effective from April 01, 2020.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,496	2,832,773,626	98.36	240	47,202,833	1.64	20	84,642,359
E-voting at AGM	24	59,479	100.00	0	-	0.00	0	-
Combined	1,520	2,832,833,105	98.36	240	47,202,833	1.64	20	84,642,359

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

...4/-

UPENDRA SHUKLA

: 4 :

Resolution No. 6: Ordinary Resolution: To re-appoint Ms. Priya Agarwal (DIN:05162177) as Non-Executive Director of the Company

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,499	2,870,775,933	99.66	239	9,938,309	0.34	18	83,904,576
E-voting at AGM	23	58,979	100.00	-	-	0.00	1	500
Combined	1,522	2,870,834,912	99.66	239	9,938,309	0.34	19	83,905,076

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 7: Ordinary Resolution: To re-appoint Mr. GR Arun Kumar (DIN:01874769) as Whole-Time Director,

designated as Chief Financial Officer (CFO) of the Company for the period from November 22, 2019 to November 21, 2021

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,532	2,873,464,078	99.75	202	7,188,395	0.25	22	83,966,345
E-voting at AGM	21	58,355	98.94	2	624	1.06	1	500
Combined	1,553	2,873,522,433	99.75	204	7,189,019	0.25	23	83,966,845

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 8: Ordinary Resolution: To approve payment of remuneration to Mr. Srinivasan Venkatakrishnan (DIN:08364908), Whole-Time Director designated as Chief Executive Officer of the Company effective April 01, 2019

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,242	2,235,054,738	84.62	464	406,183,393	15.38	50	323,380,687
E-voting at AGM	22	58,956	99.96	1	23	0.04	1	500
Combined	1,264	2,235,113,694	84.62	465	406,183,416	15.38	51	323,381,187

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

...5/-

UPENDRA SHUKLA

: 5 :

Resolution No. 9: Ordinary Resolution: To ratify the remuneration of Cost Auditors for the financial year ended March 31, 2021

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,600	2,880,027,033	99.98	138	712,713	0.02	18	83,879,072
E-voting at AGM	21	58,856	99.79	2	123	0.21	1	500
Combined	1,621	2,880,085,889	99.98	140	712,836	0.02	19	83,879,572

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Thanking you,

Yours faithfully,

(U.C. SHUKLA)
UDIN:	COMPANY SECRETARY
Date: 1st October, 2020	FCS: 2727/CP: 1654
Place: Mumbai

SUMMARY OF PROCEEDINGS OF THE 55TH ANNUAL GENERAL MEETING OF VEDANTA LIMITED HELD ON WEDNESDAY, SEPTEMBER 30, 2020 THROUGH VIDEO CONFERENCING / OTHER AUDIO-VISUAL MEANS

The 55th Annual General Meeting (‘AGM/Meeting’) of the Members of Vedanta Limited (the ‘Company’) was held on Wednesday, September 30, 2020 at 3:00 pm IST by way of Video Conferencing/Other Audio-Visual Means (‘VC/OAVM’) in accordance with the circulars issued by the Ministry of Corporate Affairs and the Securities and Exchange Board of India (‘SEBI’) in addition to the applicable provisions of Companies Act, 2013 (the ‘Act’) and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Rules made thereunder.

The meeting commenced at 3:00 pm IST. Mr. Anil Agarwal, the Chairman of the Board, chaired the Meeting and welcomed all attending the Meeting through VC/OAVM.

Before commencement of the proceedings, the Chairman introduced the Board of Directors and Key Managerial Personnel present at the Meeting.

The Chairman confirmed that all the Directors were present at the Meeting from their respective locations. Further, the representatives of the Statutory Auditors, the Secretarial Auditors and the Scrutinizer for the AGM, were also present at the Meeting.

As per the records of attendance, 228 members attended the meeting. The requisite quorum being present, the Chairman called the Meeting to order.

Ms. Prerna Halwasiya, the Company Secretary & Compliance Officer of the Company, welcomed the Members and briefed them on general instructions for conduct of the proceedings of the Meeting.

Members were informed that the Company had taken all feasible efforts under current circumstances to enable participation and voting through electronic mode. In this regard, facility to view proceedings of the Meeting was also made available for the shareholders on the Company’s website and the National Securities Depository Limited (‘NSDL’) website.

Members were requested to refer to the Instructions provided in the Notice dated September 07, 2020 convening the Meeting (the ‘Notice’) and the FAQs available on the Company website and NSDL website for a seamless participation through VC/OAVM.

The Statutory Registers and documents required under the Act were available electronically for inspection by the members during the AGM by sending requests as per the guidelines in the Notice.

The Chairman then delivered his official address to the Members. After the conclusion of the Chairman speech, Members were informed that there were no qualifications, observations or adverse remarks in the Auditors’ Report on Financial Statements and the report of Secretarial Auditors of the Company.

With the concurrence of the Members, the Notice and Annual Report containing Audited Financial Statements with Directors’ and Auditors’ Report for the year ended March 31, 2020, as sent to the members through electronic mode and made available on the Company’s website, were taken as read.

Members were further apprised that in compliance with the Act, the Company had provided the remote e-voting facility before and during the AGM to cast vote electronically on all resolutions set forth in the Notice. The remote e-voting period before the date of the AGM commenced on Sunday, September 27, 2020 (9:00 am IST) and ended on Tuesday, September 29, 2020 (5:00 pm IST). Members who had not cast their votes electronically earlier, were also permitted to cast their votes during the meeting through the e-voting system provided by NSDL as detailed in the Notice.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

In terms of the Notice, the following items of business were transacted at the Meeting.

S. NO.	ITEM TRANSACTED	RESOLUTION
ORDINARY BUSINESS

1.	To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2020 and the reports of the Board of Directors and Auditors thereon;	Ordinary

2.	To receive, consider and adopt the audited consolidated financial statements of the Company for the financial year ended March 31, 2020 and the report of the Auditors thereon;	Ordinary

3.	To confirm the payment of first interim dividend of ₹ 3.90 per equity share i.e. 390% on face value of ₹ 1/- each for the financial year ended March 31, 2020;	Ordinary

4.	To re-appoint Mr. GR Arun Kumar (DIN:01874769), who retires by rotation and being eligible, offers himself for re-appointment, as a Director;	Ordinary

SPECIAL BUSINESS

5.	To consider appointment of Mr. Anil Kumar Agarwal (DIN:00010883) as a Non-Executive Director designated as the Chairman of the Company effective from April 01, 2020;	Ordinary

6.	To consider re-appointment of Ms. Priya Agarwal (DIN:05162177) as Non-Executive Director of the Company;	Ordinary

7.	To consider re-appointment of Mr. GR Arun Kumar (DIN:01874769) as Whole-Time Director, designated as Chief Financial Officer (CFO) of the Company for the period from November 22, 2019 to November 21, 2021;	Ordinary

8.	To approve payment of remuneration to Mr. Srinivasan Venkatakrishnan (DIN:08364908), Whole-Time Director designated as Chief Executive Officer of the Company effective April 01, 2019; and	Ordinary

9.	To ratify the remuneration of Cost Auditors for the financial year ended March 31, 2021.	Ordinary

Members, who had registered and conveyed their desire to speak at the meeting as per the Notice, were sequentially invited to ask questions, provide suggestions or seek clarifications, if any, from the Company. In response, necessary clarifications were provided to the queries raised by the Members. Members were also provided the facility to submit their suggestions, feedbacks or questions online during the conduct of the Meeting.

Post the question and answer session, the Chairman authorized Ms. Prerna Halwasiya to conduct the voting procedure and conclude the Meeting and further authorized her to declare the voting results within 48 hours of the conclusion of the meeting.

The Chairman extended his gratitude and appreciation to all the Board members, auditors, shareholders and members of management team for their presence at the Meeting and for their continued faith and support in the Company including all its future endeavors.

The e-voting facility was made available for 15 minutes post the conclusion of the proceedings to enable members to cast their votes. Mr. Upendra C. Shukla, Practicing Company Secretary (FCS No.2727, CP No.1654), was appointed as the Scrutinizer for providing guidance and supervising the remote e-voting process.

It was further confirmed that the requisite quorum was present throughout the meeting.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Upon completion of the e-voting process, the Meeting was concluded at 04:30 pm IST with vote of thanks to the Members.

All resolutions set out in the Notice were passed by the Members with requisite majority.

The details of voting results on all resolutions set out in the Notice and the Consolidated Report as received from the Scrutinizer are placed as Annexure I and Annexure II respectively and also available on the Company website at www.vedantalimited.com, on the website of NSDL at www.evoting.nsdl.com and on website of the stock exchanges www.nseindia.com and www.bseindia.com.

This is for your information and records.

For Vedanta Limited

Prerna Halwasiya

Company Secretary & Compliance Officer

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394